Exhibit 99.4
VIRTU FINANCIAL, INC.

July 19, 2017

North Island Holdings I, LP
51 West 52nd Street
New York, New York 10019
Attention: Jeremy Henderson

Re: Project Orchestra

Dear Mr. Henderson:

Reference is made to the Amended and Restated Investment Agreement (the "Agreement"), dated as of June 23, 2017, by and between Virtu Financial, Inc., a Delaware corporation (the "Company"), and North Island Holdings I, LP, a Delaware limited partnership (the "Purchaser"), as the same may be amended from time to time. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Agreement.

Notwithstanding anything to the contrary in the Agreement, including in Section 1.1 thereof, the Company and the Purchaser hereby agree that, on the terms and subject to the conditions in the Agreement, on the Closing Date, the Company agrees to sell and issue to the Purchaser, and the Purchaser agrees to purchase from the Company 39,725,979 shares of Class A Common Stock, free and clear of any Liens (other than restrictions arising under applicable securities Laws), at an aggregate purchase price (the "Second Purchase Price") equal to the amount obtained by subtracting (x) $6,250,000 from (y) the product of (I) the number of shares of Class A Common Stock purchased pursuant to this letter agreement and (II) $15.60. Notwithstanding anything to the contrary in the Agreement, the Company and the Purchaser hereby further agree that, subject only to the satisfaction of the conditions set forth in paragraph five of this letter agreement, on the date that is 5 business days following the receipt by, and notice to Purchaser, Coral Blue Investment Pte. Ltd. and Public Sector Pension Investment Board of such receipt by, Aranda Investments Pte. Ltd of the approval contemplated by Item 6 of Schedule 2.2(b) to the Temasek Investment Agreement (the "Second Closing Date"), the Company agrees to sell and issue to the Purchaser, and the Purchaser agrees to purchase from the Company 338,124 shares of Class A Common Stock, free and clear of any Liens (other than restrictions arising under applicable securities Laws), at a purchase price of $15.60 per share of Class A Common Stock. In no event shall the Purchaser be required to purchase an amount of Class A Common Stock that, after giving effect to the transactions contemplated by the Agreement, the Merger Agreement and the Other Equity Financing, would result in any Limited Partner having an indirect ownership interest on a "look-through basis" based on their relative Equity Commitments (as defined in the Equity Commitment Letters) (excluding for such purposes any capital stock of the Company or its Subsidiaries directly or indirectly acquired other than in such transactions by such Limited Partner prior to, on or after the date of the Original Agreement) in Virtu Financial, LLC in excess of 9.9%, in which case the amount of Class A Common Stock to be purchased hereunder shall be reduced accordingly. The closing of the purchase and sale by the Purchaser of the Class A Common Stock referred to in the previous sentence pursuant to this letter agreement (the "Second Closing") shall be held at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, at 10:00 am New York time on the Second Closing Date.

    Notwithstanding anything to the contrary in the Agreement, the Company and the Purchaser hereby agree that, if the Second Closing has not occurred on or before October 6, 2017, neither the Company nor the Purchaser shall be obligated to consummate the Second Closing.

At  the  Second  Closing,  the  Purchaser  will  be  entitled  to  offset  against  the  Second Purchase Price any expenses that were not previously reimbursed at Closing to which it is entitled pursuant to Section 6.1 of the Agreement. In no event shall the Purchaser be entitled to expense reiumbursement pursuant to Section 6.1 of the Agreement that exceeds $6,000,000 in the aggregate. The parties hereto agree that references in Section 1.2(b) of the Agreement to the Closing and the Closing Date shall be deemed to be references to the Second Closing and the Second Closing Date for purposes of the Second Closing and that references to the Purchase Price in Section 1.2(b)(2) of the Agreement shall be deemed to refer to the pro rata portion of the Purchase Price payable in respect of the number of shares of Class A Common Stock being purchased on the Closing Date or the Second Closing Date, as applicable.

The parties hereto agree that (i) the obligation of the Purchaser to effect the Second Closing is subject to the satisfaction or written waiver by the Purchaser of the following condition: the "Second Closing" (as such term is defined in the Temasek Investment Agreement, as amended by the letter agreement by and between Aranda Investments Pte. Ltd and the Company dated as of the date hereof) of the Other Equity Financing shall have been consummated or shall be consummated substantially simultaneously with the Second Closing and (ii) the obligation of the Purchaser, on the one hand, and the Company, on the other hand, to effect the Second Closing is subject to the satisfaction or written waiver by the Purchaser and the Company of the following condition: no temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any Governmental Entity, and no Law shall be in effect restraining, enjoining, making illegal or otherwise prohibiting the consummation of the Second Closing.

Please acknowledge and indicate your agreement to the foregoing arrangements by countersigning this letter agreement and returning a copy to the undersigned.

Notwithstanding anything to the contrary in the Agreement, to the extent of any conflict between this letter agreement and the Agreement, the terms of this letter agreement shall govern with respect to the matters addressed herein. Except as specifically addressed by this letter agreement, the Agreement is and shall remain in full force and effect.

This letter agreement will be governed by and construed in accordance with the laws of the State of New York (except to the extent that mandatory provisions of Delaware law are applicable). For the convenience of the parties hereto, this letter agreement may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement. Executed signature pages to this  letter agreement may be delivered by facsimile or other means of electronic transmission and such facsimiles or other means of electronic transmission will be deemed as sufficient as if actual signature pages had been delivered. The provisions of Sections 6.1,  6.2,  6.4,  6.5,  6.6,  6.8,  6.9,  6.11  through  6.15,  and  6.18  of  the  Agreement are  hereby incorporated into this letter agreement mutatis mutandis.

[The remainder of this page has been intentionally left blank; the next page is the signature page.]

                            Very truly yours,

VIRTU FINANCIAL, INC.

By:	/s/ Douglas A. Cifu
Name:	Douglas A. Cifu
Title:	Chief Executive Officer
Tt

Acknowledged and Agreed:

NORTH ISLAND HOLDINGS I, LP
By: North Island Holdings I GP, LP, its general partner

By: North Island Ventures, LLC, its general partner

By:	/s/ Glenn H. Hutchins
Name:	Glenn H. Hutchins
Title:	Chief Executive Officer